UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 25, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler plc, announces today the appointment of Roy Franklin, as an independent non-executive director, with effect from 1 January 2016. Roy will be a member of the Nominations Committee.

Roy is currently chairman of Keller Group plc, deputy chairman of Statoil ASA and he is a non-executive director of Santos Ltd. He has previously served on the boards of OMV Group and Boart Longyear Ltd. He is also currently chairman of Cuadrilla Resources Holdings Ltd, which is unlisted.

During his 30 years as an executive in the oil and gas industry Roy spent 18 years at BP, latterly as Head of M&A, BP Exploration, after which he was Group MD of Clyde Petroleum and then CEO of Paladin Resources until its acquisition by Talisman Energy in 2005. Since then he has served on a number of international energy company boards in non-executive roles.

John Connolly, Chairman, said: "I look forward to Roy bringing more than 40 years' oil and gas experience to our board when he joins in the new year."

Except as stated above, no further information is required to be disclosed pursuant to Section 9.6.13 of the Listing Rules.

-Ends-

Enquiries to:

Amec Foster Wheeler plc Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Notes to editors:
Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 annualised scope revenues of £5.5 billion and over 40,000 people in more than 55 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 September 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary